N E W S R E L E A S E

September 7, 2004	TSX Venture Exchange: CPQ

RODEO DRILLING INTERSECTS GOLD MINERALIZATION
OVER SIGNIFICANT INTERVALS

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to update progress on drilling at its wholly-owned Rodeo gold project located in Durango, Mexico. Results continue to confirm the presence of gold mineralization over significant intervals in the West Vein Swarm area. The gold occurs in high-grade surface veins and sub-surface veins that parallel extensive northwest-trending structures. The highest grade occurs near surface within a thick sequence of silification that is highly anomalous in gold.

This second phase of drilling encompasses 10 holes, with complete results received for eight of these holes. Partial results have been received for a ninth hole (BR-18) and a tenth and final hole in the current phase is now in progress. While drilling has been slowed by contractor and technical issues, the company is very encouraged by results to date and follow-up work is being planned.

The best results from the current program were encountered in BR-14 which was designed to test at depth the same section as BR-3 (which intersected 2.98 grams of gold per tonne over 33.0 meters or 0.09 ounces of gold per ton over 108.3 feet). BR-14 intersected 1.03 grams of gold per tonne over 58.0 meters or 0.03 ounces of gold per ton over 190.4 feet, including 2.12 grams of gold per tonne over 7.0 meters or 0.06 ounces of gold per ton over 23.0 feet.

A step-out hole to the southeast, BR-11, also intersected good gold values with 1.08 grams of gold per tonne over 46.0 meters (0.03 ounces of gold per ton over 151.0 feet), including 2.92 grams of gold per tonne over 9.0 meters (0.09 ounces of gold per ton over 29.5 feet). A diamond drill hole (BR-10) that was not completed to target depth intersected anomalous gold values in all samples. The West Vein Swarm has now been drill-tested over a strike length of 330 meters (1,080 feet) and is open along strike and to depth.

Assays have also been received for the upper half of BR-18 which is designed to test the Mercury Vein, parallel to the West Vein Swarm and approximately 100 meters to the southwest. Results to date have encountered a series of previously unrecognized, sub-surface higher grade mineralized intervals, suggesting potential for multiple veining within an envelope of anomalous gold mineralization. The upper half of BR-18 intersected 0.57 grams of gold per tonne over 47.0 meters (0.02 ounces of gold per ton over 154.3 feet), with intervals as high as 1.66 grams of gold per tonne over 5.0 meters (0.05 ounces of gold per ton over 16.4 feet).

The lower half of BR-18, now being completed, is expected to intersect the target favorable vein system. See the attached table for a summary of results from the current program. All work has been supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by National Instrument 43-101.

Considerable further work is planned at the Rodeo property which remains a very attractive core gold project for Canplats. The West Vein Swarm is only one of five targets at the wholly-owned Rodeo property in Durango state. Following the intersection of high-grade gold values near surface in January 2004, the company also completed additional staking that increased its land holdings from 1,475 hectares (5.7 square miles) to 13,820 hectares (53.3 square miles), effectively covering the entire prospective trend in the area.

Canplats is a well-financed junior gold exploration company with cash of approximately $1.2 million. In addition to core holdings at Rodeo and Yerbabuena, where drilling is expected to commence this fall, the company continues to seek other gold projects in Mexico with exceptional exploration potential.

About Canplats Resources Corp.
Canplats is a well-financed exploration company with a focus on gold in Mexico.

For further information, contact:

Corporate Information	Investor Inquiries
Canplats Resources Corporation	G2 Consultants Corporation
R.E. Gordon Davis	NA Toll-Free: (866) 742-9990
Chairman, President and C.E.O	Tel: (604) 742-9990
Direct: (604) 484-8220	Fax: (604) 742-9991
canplats@g2consultants.com
Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.

Selected Rodeo Project Drill Results - August 2004*
	Coordinates		From	To	Interval	Gold	Interval	Gold
	North	East	in meters	in meters	in meters	in g/t	in feet	in oz./ton
West Vein Swarm
BR-10			3.0	19.0	16.0	0.58	52.5	0.02
BR-11	2781450	548725	11.0	57.0	46.0	1.08	151.0	0.03
		incl.	15.0	24.0	9.0	2.92	29.5	0.09
BR-12	2781503	547738	22.0	69.0	47.0	0.66	154.3	0.02
		incl.	31.0	39.0	8.0	1.49	26.3	0.04
BR-13	27814556	548707	33.0	53.0	20.0	0.86	65.6	0.03
		incl.	33.0	41.0	8.0	1.32	26.3	0.04
BR-14	2781595	548672	10.0	68.0	58.0	1.03	190.4	0.03
		incl.	27.0	34.0	7.0	2.12	23.0	0.06
BR-16	2781749	548570	18.0	35.0	17.0	0.25	55.8	0.01
Mercury Vein
BR-18	2781437	548561	33.0	80.0	47.0	0.57	154.3	0.02
		incl.	44.0	49.0	5.0	1.66	16.4	0.05

*   Intermittent anomalous values were encountered in BR-15 and BR-17.